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MAR 01 2022
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48642

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BNA WEALTH, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

596 HERRONS FERRY ROAD, SUITE 300
(No. and Street)

ROCK HILL	SC	29730
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ADAM ACKERMAN	803 324-7100	adam@bnawealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GREERWALKER LLP
(Name – if individual, state last, first, and middle name)

15 SOUTH MAIN STREET #800	GREENVILLE	SC	29601
(Address)	(City)	(State)	(Zip Code)

JUNE 7, 2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ADAM ACKERMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BNA WEALTH, INC., as of DECEMBER, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JANICE DALE GOINS
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
My Commission Expires 10/04/2026

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: Schedule of Form SIPC-3 for the year ended December 31, 2021

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BNA WEALTH INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	351,248
Broker-dealer commission receivable		113,785
Investment securities, at market value		313,112
Prepaid expenses		2,971
Total current assets		781,116
OTHER ASSETS:		
Intangible asset, net of accumulated amortization of $10,347		93,137
Loan receivable		12,000
Total other assets		105,137
TOTAL ASSETS	**$**	**886,253**
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$	262,023
TOTAL LIABILITIES		262,023
STOCKHOLDER'S EQUITY:		
Common stock, $1 par vale (100 shares authorized; 10 shares issued and outstanding)		10
Additional paid-in capital		150,990
Retained earnings		473,230
Total stockholder's equity		624,230
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**886,253**

See notes to financial statements.

BNA WEALTH INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:	
Broker-dealer commissions	$ 157,747
Investment advisory fees	1,547,062
Insurance commissions	41,884
Selling group commissions	356,200
Dividend and interest income	22,390
Gain on PPP loan forgiveness	72,099
Other income	1,106
Total	2,198,488
EXPENSES:	
Commissions	818,316
Salaries	264,760
Licensing and professional fees	206,812
Retirement plan contributions	54,908
Rent	38,400
Dues and subscriptions	26,531
Payroll taxes	18,774
Insurance	15,115
Travel and entertainment	14,884
Professional development	12,537
Office supplies and expense	8,786
Unrealized loss on investment securities	8,769
Amortization	6,898
Marketing	1,980
Postage	1,866
Miscellaneous expense	447
Total	1,499,783
NET INCOME	**$ 698,705**

See notes to financial statements.

BNA WEALTH INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2020	$ 10	$ 150,990	$ 24,525	$ 175,525
NET INCOME	-	-	698,705	698,705
DIVIDENDS PAID TO STOCKHOLDER	-	-	(250,000)	(250,000)
BALANCE, DECEMBER 31, 2021	$ 10	$ 150,990	$ 473,230	$ 624,230

See notes to financial statements.

BNA WEALTH INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2021

SUBORDINATED LIABILITIES, DECEMBER 31, 2020	$ -
CHANGE IN SUBORDINATED LIABILITIES	-
SUBORDINATED LIABILITIES, DECEMBER 31, 2021	$ -

See notes to financial statements.

BNA WEALTH INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 698,705
Adjustments to reconcile net income to net cash from operating activities:	
Amortization	6,898
Gain on forgiveness of PPP loan	(72,099)
Changes in operating assets and liabilities	
Broker-dealer commissions receivable	(13,317)
Other receivables	4,120
Prepaid expenses	(600)
Accounts payable	100,818
Net cash provided by operating activities	724,525
CASH FLOWS FROM INVESTING ACTIVITIES	
Loan receivable	(12,000)
Purchases of investment securities	(313,112)
Net cash applied to investing activities	(325,112)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid to stockholder	(250,000)
Net cash applied to financing activities	(250,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	149,413
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	201,835
CASH AND CASH EQUIVALENTS, END OF YEAR	$ **351,248**

See notes to financial statements.

1. **SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:**

Operations – BNA Wealth Inc. (the "Company") is incorporated in the State of South Carolina and operates as a registered investment advisory firm, a licensed independent insurance agency, and a registered broker-dealer. The Company handles investment capital on behalf of clients including individuals, businesses and retirement plans. As a registered broker-dealer, the Company is primarily involved in the purchase and sale of mutual funds and direct participation programs on behalf of its clients. The Company does not take title to or control of any securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Accounting Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Adjustments applied to estimated amounts are recognized in the year in which adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Receivables - The Company extends credit under its service agreements for various commissions. By their nature, receivables involve risk, including the credit risk of nonpayment by the client. Accounts receivable are considered past due based on contractual and invoice terms. Accounts deemed uncollectible are charged directly to bad debt expense. As of December 31, 2021, the Company considered all remaining balances collectible and, therefore, no allowance has been provided. Accounts receivables at the beginning of the year totaled $100,468.

Investment Securities, at Market Value - Securities owned consist of common stocks, mutual funds and Exchange Traded Funds and are classified as trading securities. Securities classified as trading are carried at fair value and are valued at the closing price reported on the active market on which the individual securities are traded. Realized and unrealized gains and losses are recognized in unrealized loss on investment securities in the statement of income.

Property - Property is stated at cost. Depreciation is provided over estimated useful lives using an accelerated method.

Income Taxes - Under the provisions of the Internal Revenue Code, the Company has elected to be taxed as a subchapter "S" corporation. Under such election, the Company's taxable income and tax credits are passed through to its stockholder for inclusion in his individual income tax return.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2021.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February XX, 2022, which is the date the financial statements were available to be issued.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers includes commission income and fees from investment advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms and requires significant judgement in determining whether performance obligations are satisfied at a point in time or over time, and whether constraints on variable consideration should be applied due to uncertain future events.

Broker-dealer commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company receives distribution fees paid by the funds upon initial sale of fund investments and over time. The company believes that its performance obligation is the sale of securities to investors and is fulfilled on the settlement date. Distribution fees are recognized in the current period and are primarily related to performance obligations that have been satisfied in prior periods.

Investment advisory fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing services is satisfied over time because the customer is receiving benefits from the services as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are billed quarterly in arrears and in advance. Fees billed in arrears are recognized as revenue when billed as they relate specifically to services provided during the billing period. Fees billed in advance are recognized as revenue in the ensuing periods in which the performance obligations are satisfied.

Insurance commissions

The Company receives commissions from insurance companies for the sale of insurance policies (group health, life or disability) to customers. Commissions are paid upon initial purchase of the policy and when annual premiums are paid. The Company believes that its performance obligation is fulfilled when the policy is sold. Insurance commissions are recognized in the current period and are primarily related to performance obligations that have been satisfied in prior periods.

Selling Group Commissions

The company receives commissions from broker-dealers for participating in the private placement of exempt offerings of securities. Commissions are paid upon initial purchase of the investment. The Company believes that its performance obligation is fulfilled when the investment contract is completed. Selling group commissions are recognized in the current period and are primarily related to performance obligations that have been satisfied in prior periods.

3. FAIR VALUE MEASUREMENT

The Company's investment securities are carried at fair value. As required by FASB ASC Topic 820, "Fair Value Measurement", financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Securities owned, at fair value are classified as Level 1 of the fair value hierarchy and are valued using quoted market prices in active markets on which the individual securities are traded.

4. INTANGIBLE ASSET

During 2020, the Company acquired the client relationships of a former stockholder for $103,484. As of December 31, 2021, accumulated amortization totaled $10,347. The asset is being amortized over a 15-year period on a straight-line basis. Amortization expense for the year ended December 31, 2021 totaled $6,898.

Estimated amortization expense for each of the next five years is $6,898, and thereafter, $58,647 in total.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $438,262 which was $420,794 in excess of its required net capital of $17,468. The Company's ratio of aggregate indebtedness to adjusted net capital was .60 to 1.

6. RETIREMENT PLAN

The Company maintains a qualified retirement plan under which eligible employees may defer a portion of their annual compensation pursuant to Section 401(k) of the Internal Revenue Code. The plan covers both full and part-time employees. Company contributions to the plan are made at the discretion of management. Contributions for the plan year ended December 31, 2021 totaled $54,908.

7. LEASES

On January 1, 2019, the Company adopted FASB issued Accounting Standards Update (ASU) No. 2016-02 Topic 842), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company used the effective date as the date of initial application.

The new standard provides practical expedients for an entity's ongoing accounting. The Company elected the short-term lease recognition exemption for the Company's office lease. This means that the Company does not recognize ROU assets or lease liabilities.

In January 2018, the Company relocated its office to Rock Hill, South Carolina and is currently leasing its office space on a month-to-month basis. Rent expense for the year ended December 31, 2021 was $38,400.

8. NOTE PAYABLE

In 2020, the Company received a loan in the amount of $72,099 under the Paycheck Protection Program ("PPP") established by the Coronavirus Aid, Relief, and Economic Security Act and administered by the U.S. Small Business Administration ("SBA"). The PPP provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP loan and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness is reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period following the date of the loan. As of December 31, 2021, the Company received notice from the SBA that the PPP funds were used appropriately, and all amounts due were fully forgiven.

9. SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2021 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

BNA WEALTH INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

Computation of Net Capital

Total ownership equity from statement of financial condition	$	624,230
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		624,230
Liabilities subordinated to claims of general creditors		-
Other (deductions) or allowable credits		-
Total non-allowable assets		(139,001)
Net capital before haircuts on securities positions		485,229
Haircuts on securities		(46,967)
Net capital	$	438,262

Computation of Net Capital Requirement

(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	17,468
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries		5,000
Net capital requirement (greater of A or B above)		17,468
Excess net capital		420,794
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital ($5,000)	$	412,060

Computation of Aggregate Indebtedness

Total aggregate indebtedness (Accounts payable)	$	262,023
Percentage of aggregate indebtedness to net capital		59.79%

Note: There are no differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021

See report of independent registered public accounting firm.

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of BNA Wealth, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BNA Wealth, Inc. (the "Company") as of December 31, 2021, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BNA Wealth, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BNA Wealth, Inc.' management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BNA Wealth, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2021 (collectively, the "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of BNA Wealth, Inc.'s financial statements. The supplementary information is the responsibility of BNA Wealth, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as BNA Wealth, Inc.' auditors since 1997.

GreerWalker

Certified Public Accountants
February 25, 2022
Greenville, SC

BNA WEALTH INC.

EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2021

BNA Wealth, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to transactions in mutual funds, variable annuities, 529 plans and private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BNA Wealth, Inc.

I, Adam Ackerman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO

February 25, 2022

GreerWalker

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Stockholder of BNA Wealth, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which BNA Wealth, Inc. (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to transactions in mutual funds, variable annuities, and private placements throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to transactions in mutual funds, variable annuities, and private placements and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

GreerWalker

Certified Public Accountants
February 25, 2022
Greenville, SC

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of BNA Wealth, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership ("Form SIPC-3") for the year ended December 31, 2021. Management of the Company is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2021, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021, to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021, to supporting schedules and working papers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021, and in the related schedules and working papers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Certified Public Accountants
February 25, 2022
Greenville, SC

BNA WEALTH INC.

SCHEDULE OF FORM SIPC-3 REVENUES FOR THE YEAR ENDED DECEMBER 31, 2021

Amount ($)		Business Activities through which revenue was earned
$	-	Business conducted outside the United States and its territories and possessions
$	157,747	Distribution of shares of registered open end investment companies or unit investment trusts
$	-	Sale of variable annuities
$	41,884	Insurance commissions and fees
$	1,547,062	Investment advisory services to one or more registered investment companies or insurance company separate accounts
$	-	Transactions in securities futures products
$	**1,746,693**	**Total Revenues from Business Activities**
	22,390	Dividend and interest income
	356,200	Selling group commissions from private placement of exempt offerings of securities
	72,099	Gain on PPP loan forgiveness
	1,106	Other income
$	**2,198,488**	**Total Revenues**

See report of independent registered public accounting firm.